FORM 51-102F3
MATERIAL CHANGE REPORT

1. Name and Address of Company:

GOLD ROYALTY CORP.
1830-1030 West Georgia Street
Vancouver, British Columbia V6E 2Y3

2. Date of Material Change:

The material change described in this report occurred on January 17, 2022.

3. News Release:

On January 18, 2022, Gold Royalty Corp. (the "**Company**" or "**GRC**") issued a news release (the "**News Release**") through the facilities of Canada Newswire, a copy of which has been filed on the System for Electronic Document Analysis and Retrieval (SEDAR).

4. Summary of Material Change:

On January 17, 2022, the Company's board of directors approved the initiation of a quarterly dividend program and declared an inaugural quarterly cash dividend of US$0.01 per common share. The dividend will be paid on March 31, 2022, to shareholders of record as of the close of business on March 15, 2022.

5. Full Description of Material Change:

On January 17, 2022, the Company's board of directors has approved the initiation of a quarterly dividend program and declared an inaugural quarterly cash dividend of US$0.01 per common share. The dividend will be paid on March 31, 2022, to shareholders of record as of the close of business on March 15, 2022.

The dividend qualifies as an "eligible" dividend as defined in the *Income Tax Act* (Canada). The dividend is subject to customary Canadian withholding tax for shareholders that are not resident in Canada.

The dividend program contemplates quarterly dividends, the declaration, timing, amount and payment of which will be subject to the discretion and approval of the board of directors of the Company based on relevant factors, including, among others, the Company's financial condition and capital allocation plans.

6. Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

7. Omitted Information:

Not applicable.

8. Executive Officer:

The following executive officer of the Company is knowledgeable about the material change and this report and may be contacted respecting the material change and this report:

Josephine Man
Chief Financial Officer
Telephone: (604) 396-3066

9. Date of Report:

January 18, 2022.